

SECUR 07006323 )MMISSION

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SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH. D.C.
210
SECTION

| SEC FILE NUMBER |
|---|
| 8-66319 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Konrad Asset Management, Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6600 North Andrews Avenue, Suite 130
(No. and Street)

Fort Lauderdale (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Konrad (800) 579-0864
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
APR 13 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)



SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Robert Konrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Konrad Asset Management, Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President

(Title)

Christie Andersen

(Notary Public)



CHRISTIE ANDERSEN
Notary Public - State of Florida
My Commission Expires Jul 31, 2010
Commission # DD 578596
Bonded By National Notary Assn.


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# ALLEN KONRAD ASSET MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
APR 2007
WASH. D.C.
SECTION

# CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Stockholder
Allen Konrad Asset Management Corp.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Allen Konrad Asset Management Corp. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Allen Konrad Asset Management Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
April 6, 2007

# ALLEN KONRAD ASSET MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| CASH | $ | 3,209 |
| RECEIVABLE FROM BROKER (NOTE 6) | | 2,301 |
| COMMISSIONS RECEIVABLE | | 56,970 |
| OTHER ASSETS | | 21,000 |
| DEPOSIT AT CLEARING BROKER (NOTE 6) | | 25,000 |
| PROPERTY AND EQUIPMENT, NET (NOTE 3) | | 11,321 |
| | $ | 119,801 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 110,342 |
| Distribution payable | | 8,544 |
| Total liabilities | | 118,886 |
| LEASE COMMITMENT AND CONTINGENCY (NOTES 4 AND 8) | | |
| STOCKHOLDER'S EQUITY (NOTE 2) | | 915 |
| | $ | 119,801 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Description of Business and Organization*

Allen Konrad Asset Management, Corp., (the Company) incorporated on October 10, 2003, in the State of Florida, and on June 16, 2004 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker dealer. The Company is a broker-dealer acting in an agency capacity, buying and selling equity, mutual fund, corporate debt, U.S. Government, municipal securities, options and variable life insurance and annuities for its customers and charging a commission. The Company also offers other products and services including selling tax shelters or limited partnerships in primary distributions and private placements of securities.

The Company was a wholly owned subsidiary of Allen Konrad Holdings Corp., (the Parent). In February 2007, there was a change in ownership and a change in senior management of the Company.

### *Government and Other Regulation*

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### *Securities Transactions*

Securities transactions are reported on a trade date basis.

### *Receivables*

Commissions receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the commissions recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2006, management has no allowance for doubtful accounts.

### *Property and Equipment*

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Depreciation***

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 3 to 5 years.

***Income Taxes***

The Company had elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return. The change in ownership subsequent to year-end, requires the new owner to make an additional Subchapter S election, in order for the Company's income to be included on the new owner's income tax return. Failure to do so will result in the Company being taxed as a regular corporation for State and Federal purposes.

***Use of Estimates in the Preparation of Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## NOTE 2. ECONOMIC DEPENDENCY

At December 31, 2006, the Company did not meet its minimum "Net Capital" requirements by $46,180. As a result, subsequent to year-end, there were additional capital contributions of approximately $230,000 to meet the minimum "Net Capital" requirements and to provide for working capital. In addition, in February 2007 there was a change in ownership and a change in senior management of the Company. The new owner has committed to funding the Company's operations through December 31, 2007.

## NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | | |
|---|---|---|
| Computer equipment | $ | 14,594 |
| Less accumulated depreciation | ( | 3,273) |
| | $ | 11,321 |

## NOTE 4. LEASE COMMITMENT

The Company is obligated under a non-cancelable equipment lease expiring in 2009. The approximate minimum annual lease commitments on this lease for years subsequent to December 31, 2006 are as follows:

| | | |
|---|---|---|
| 2007 | $ | 5,000 |
| 2008 | | 5,000 |
| 2009 | | 4,000 |
| | $ | 14,000 |

## NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was a deficit of $(37,969) which did not meet minimum requirements by $(46,180). The Company's ratio of "Aggregate Indebtedness" to "Net Capital" was (3.24) to 1.

Subsequent to year-end, there were additional capital contributions of approximately $230,000 to meet the minimum "Net Capital" requirements and to provide for working capital.

## NOTE 6. RISK CONCENTRATIONS

***Clearing and Depository Concentrations***

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2006, the deposit at clearing broker and the receivable from broker are held by and due from this brokerage firm.

***Deposits with Financial Institutions***

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

## NOTE 6. RISK CONCENTRATIONS (Continued)

### *Other Risk Concentrations*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event, the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 7. RELATED PARTY TRANSACTIONS

### *Due from Related Parties and Stockholder Distributions*

From time to time, the Company makes advances to related parties by virtue of common ownership. At December 31, 2006, advances to related parties totaled $708,949. Effective December 31, 2006, the Company distributed the balances from these related parties to the Parent.

### *Private Placement Fees*

The Company earns private placement fees by acting as the placement agent on transactions consummated with parties related by virtue of common control.

## NOTE 8. CONTINGENCY

The Company is currently under investigation by the National Association of Securities Dealers Regulation, Inc. (the NASDR). The NASDR investigation is in its early stages and is primarily focused upon the activities of a former principal of the Company. The Company is fully cooperating with the NASDR. Given the early stage of the investigation, it is difficult to determine what, if any, exposure the Company or any of its current principals may have.

END